SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 25, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                       FOR IMMEDIATE RELEASE

        CREO PRODUCTS INC. ANNOUNCES 2000 SECOND QUARTER:
   Revenue Growth of 52.5% and Net Earnings Increase of 67.3%
                 (In thousands of U.S. dollars)

Vancouver, BC, Canada (April 25, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") reported net income for the three months ended March 31, 2000 of $7.1 million or $0.20 per share (diluted - US GAAP) compared to $4.3 million or $0.15 per share for the three months ended March 31, 1999.

Total revenue for the three months ended March 31, 2000 increased 52.5% to $63.3 million from $41.5 million for the three months ended March 31, 1999. Total revenue for the six months ended March 31, 2000 increased 50.4% to $117.4 million from $78.1 million for the six months ended March 31, 1999.

"The second quarter of fiscal 2000 was a landmark quarter with the highest quarterly profits in the history of Creo," states Tom Kordyback, Chief Financial Officer, "Creo penetrated new markets and experienced tremendous growth. We finalized our $35 million investment in printCafe, a business-to-business internet-based solution for the graphic arts industry, and we expect notable growth in this market."

On April 4, 2000, Creo acquired certain assets of Scitex Graphic Business and shares of related subsidiaries for 13,250,000 shares of Creo. The aggregate value of these shares is estimated at $540 million under US GAAP, which will be allocated to the assets and liabilities acquired along with the related goodwill from the acquisition. The acquisition will be accounted for under the purchase method, with the results from the operations of the Business acquired being included in the consolidated financial statements of Creo commencing April 4, 2000.

"CreoScitex, the principal operating division of Creo Products, signals solid leadership in worldwide digital prepress solutions," Kordyback continues, "We anticipate continued growth for Creo in the coming quarters as strong synergies in innovation and technology are realized from this merger."

Product revenue from our joint venture with Heidelberg increased 75.5% to $26.0 million for the three months ended March 31, 2000 from $14.8 million for the three months ended March 31, 1999. This increase was primarily due to increased sales activity on the part of Heidelberg.

Product revenue from our joint venture with Heidelberg increased 77.9% to $48.2 million for the six months ended March 31, 2000 from $27.1 million for the six months ended March 31, 1999.

On April 5, 2000, subsequent to the close of the Creo-Scitex merger, Creo gave notice to Heidelberger Druckmaschinen AG ("Heidelberg") of its election to terminate the Heidelberg/Creo joint venture. The joint venture agreement provides that upon termination Creo will enter into an original equipment manufacture (OEM) arrangement with Heidelberg. Creo expects that the current Heidelberg/Creo joint-venture products such as the Trendsetter(R) family of thermal platesetters and the Prinergy(TM) workflow management system will be sold through both CreoScitex and Heidelberg distribution channels. The parties are currently engaged in discussions about OEM terms and about certain objections raised by Heidelberg concerning Creo's termination of the joint venture. Agreement has not been reached on all outstanding issues but discussions are continuing with a view to their resolution.

Service revenue increased 37.8% to $10.6 million for the three months ended March 31, 2000 from $7.7 million for the three months ended March 31, 1999. This increase in service revenue was due to fees generated from additional customer support agreements entered into in connection with new product sales. Service revenue increased 50.7% to $19.8 million for the six months ended March 31, 2000 from $13.2 million for the six months ended March 31, 1999.

Cost of sales increased 59.0% to $33.7 million for the three months ended March 31, 2000 from $21.2 million for the three months ended March 31, 1999. This increase was primarily due to the increase in our product sales and our installed customer base. Cost of sales increased as a percentage of total revenue to 53.3% for the three months ended March 31, 2000 from 51.1% for the three months ended March 31, 1999. Cost of sales increased 52.5% to $62.0 million for the six months ended March 31, 2000 from $40.7 million for the six months ended March 31, 1999. Cost of sales increased as a percentage of total revenue to 52.8% for the six months ended March 31, 2000 from 52.1% for the six months ended March 31, 1999.

Gross research and development expenses increased 57.3% to $11.4 million for the three months ended March 31, 2000 from $7.2 million for the three months ended March 31, 1999. This increase was due to a 25.3% increase in the number of research and development personnel and the increase in the amount of materials used for prototyping and developing new products. Gross research and development expenses increased 63.8% to $21.7 million for the six months ended March 31, 2000 from $13.3 million for the six months ended March 31, 1999.

Outside funding of our research and development activities increased 24.4% to $5.0 million for the three months ended March 31, 2000 from $4.0 million for the three months ended March 31, 1999. Outside funding of our research and development activities increased 17.3% to $9.4 million for the six months ended March 31, 2000 from $8.0 million for the six months ended March 31, 1999.

As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses, which represent gross research and development expenses less outside funding, increased 98.1% to $6.4 million for the three months ended March 31, 2000 from $3.2 million for the three months ended March 31, 1999. Net research and development expenses increased 134.3% to $12.4 million for the six months ended March 31, 2000 from $5.3 million for the six months ended March 31, 1999.

Sales and marketing expenses increased 20.2% to $9.1 million, or 14.5% of total revenue, for the three months ended March 31, 2000 from $7.6 million, or 18.3% of total revenue, for the three months ended March 31, 1999. This increase was primarily due to the increase in sales activity. Sales and marketing expenses increased 27.0% to $18.3 million, or 15.6% of total revenue, for the six months ended March 31, 2000 from $14.4 million, or 18.4% of total revenue, for the six months ended March 31, 1999.

General and administration expenses increased 79.4% to $3.5 million, or 5.5% of total revenue, for the three months ended March 31, 2000 from $1.9 million, or 4.7% of total revenue, for the three months ended March 31, 1999. This increase was primarily due to the growth of our business. General and administration expenses increased 60.4% to $6.4 million, or 5.4% of total revenue, for the six months ended March 31, 2000 from $4.0 million, or 5.1% of total revenue, for the six months ended March 31, 1999.

Income tax expense increased to $4.7 million, or 39.6% of pre-tax income, for the three months ended March 31, 2000 from $3.0 million, or 41.1% of pre-tax income, for the three months ended March 31, 1999. This increase was primarily due to the increase in our profitability. Income tax expense increased to $8.1 million, or 39.6% of pre-tax income, for the six months ended March 31, 2000 from $5.5 million, or 41.8% of pre-tax income, for the six months ended March 31, 1999.

In February 2000, Creo invested $25 million in printCafe, Inc. and acquired in return 31,186,312 Class B common shares representing 17.24 per cent of printCafe's voting rights. As part of the investment, Creo will have a seat on the board of directors of printCafe, an Internet-based, business-to-business communication solution tailored specifically for the printing and graphic arts industries. In a subsequent round of financing, Creo invested an additional $10 million and acquired 1,132,502 Class C common shares that currently grant no additional voting rights but are convertible to stock with full voting rights at our discretion. Creo may, at its option, increase its ownership and voting rights to approximately 53 per cent by giving notice to printCafe and by paying an exercise/conversion premium.

On March 14, 2000, printCafe announced in a press release that it had filed a registration statement with the Securities and Exchange Commission for an initial public offering of its Class A common stock.

In February 2000, Creo invested $2.0 million and acquired 750,000 common shares in Creo Ltd. of Israel, representing approximately 10 per cent of Creo Ltd.'s total outstanding shares.

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information
technology. Through CreoScitex   our principal operating division   we are
leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. Additional information on Creo may be obtained by calling Investor Relations at 604-451-2700 or visiting www.creo.com or through public sources, including the company's regulatory filings in Canada and the US.

Investors will have the opportunity to listen to the analyst conference call scheduled for April 25, 2000 at 4:30pm ET live over the Internet through Investor Broadcast Networks' Vcall website, located at http://www.vcall.com or
Streetfusion, located at http://www.streetfusion.com.   To listen to the call,
please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a web and phone replay will be available shortly after the call. Web replay will be available at http://www.vcall.com or http://www.streetfusion.com. To access phone replay, available until April 28th, investors (except Toronto area) should dial 1-800-408-3053, access #443310. In the Toronto area, please dial 416-695-5800 to avoid long distance charges.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) Creo and Heidelberger Druckmaschinen AG may be unable to transition to an OEM arrangement or the expected advantages of the transition to an OEM arrangement may be less than expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates. Additional risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report on Form 20-F for the fiscal year ended September 30, 1999, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo, the Creo logo, CreoScitex, Trendsetter, and Prinergy are registered trademarks or trademarks of Creo Products Inc.

                              Creo Products Inc.
                         Consolidated Balance Sheets
                       (In thousands of U.S. dollars)

                                                       March 31     March 31
                                                         2000         1999
                                                      (unaudited)  (unaudited)

Assets

Current assets
   Cash and cash equivalents                         $   53,924   $   37,150
   Accounts receivable                                   47,301       31,923
   Inventories                                           41,309       27,061
   Prepaid expenses                                       5,774        3,421
                                                     ----------   ----------
                                                        148,308       99,555
Investments                                              37,071            -
Capital assets                                           45,922       37,215
Future income taxes                                       2,177          120
                                                     ----------   ----------
                                                     $  233,478   $  136,890
                                                     ==========   ==========

Liabilities

Current liabilities

   Accounts payable and accrued liabilities          $   30,749   $   17,481
   Income taxes payable                                   4,260        2,072
   Future income taxes                                      307            -
   Deferred revenue and deposits                         21,005       20,787
   Current portion of long-term debt                          -          296
                                                     ----------   ----------
                                                         56,321       40,636
Long-term debt                                                -        6,512
                                                     ----------   ----------
                                                         56,321       47,148

Stockholders' Equity

Share capital                                           143,047       78,917
Retained earnings                                        34,110       10,825
                                                     ----------   ----------
Total shareholders' equity                              177,157       89,742
                                                     ----------   ----------
                                                     $  233,478   $  136,890
                                                     ==========   ==========

                              Creo Products Inc.
           Consolidated Statements of Operations and Retained Earnings
             (In thousands of U.S. dollars except earnings per share)

                                 Three months ended       Six months ended
                                      March 31                March 31
                                  2000        1999        2000        1999
                              (unaudited)  (unaudited) (unaudited) (unaudited)

Revenue

   Product revenue            $   52,702   $   33,829  $   97,571  $   64,894
   Service revenue                10,582        7,679      19,834      13,163
                              ----------   ----------  ----------  ----------
                                  63,284       41,508     117,405      78,057
Cost of sales                     33,727       21,217      62,044      40,688
                              ----------   ----------  ----------  ----------
                                  29,557       20,291      55,361      37,369
                              ----------   ----------  ----------  ----------

Research and development,
 gross                            11,406        7,249      21,718      13,256
Research and development,
 funding                          (4,983)      (4,007)     (9,358)     (7,981)
                              ----------   ----------  ----------  ----------
Research and development, net      6,423        3,242      12,360       5,275
Sales and marketing                9,145        7,611      18,279      14,396
General and administration         3,495        1,948       6,390       3,983
                              ----------   ----------  ----------  ----------
                                  19,063       12,801      37,029      23,654
                              ----------   ----------  ----------  ----------

Earnings from operations          10,494        7,490      18,332      13,715
Other income (expense)             1,319         (261)      2,114        (593)
                              ----------   ----------  ----------  ----------
Earnings before income taxes      11,813        7,229      20,446      13,122
Income tax expense                (4,683)      (2,968)     (8,090)     (5,491)
                              ----------   ----------  ----------  ----------
Net earnings                  $    7,130   $    4,261  $   12,356  $    7,631
                              ==========   ==========  ==========  ==========

Earnings per common share
- Basic, Canadian GAAP        $     0.22   $     0.15  $     0.38  $     0.28
                              ==========   ==========  ==========  ==========
- Fully diluted, Canadian
   GAAP                       $     0.20   $     0.14  $     0.35  $     0.25
                              ==========   ==========  ==========  ==========
- Diluted, U.S. GAAP          $     0.20   $     0.15  $     0.35  $     0.27
                              ==========   ==========  ==========  ==========

Retained earnings,
 beginning of period          $   26,980   $    6,564  $   21,754  $    3,194
Net earnings                       7,130        4,261      12,356       7,631
                              ----------   ----------  ----------  ----------
Retained earnings,
 end of period                $   34,110   $   10,825  $   34,110  $   10,825
                              ==========   ==========  ==========  ==========